UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-07845

Leggett & Platt, Incorporated

(Exact name of registrant as specified in its charter)

1 Leggett Road

Carthage, Missouri 64836

(417) 358-8131

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.50% Senior Notes due 2027

4.40% Senior Notes due 2029

3.50% Senior Notes due 2051

Common Stock, $0.01 par value

Deferred Compensation Obligations

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

3.50% Senior Notes due 2027 – 64 holders

4.40% Senior Notes due 2029 – 66 holders

3.50% Senior Notes due 2051 – 35 holders

Common Stock, $0.01 par value – 1 holder

Deferred Compensation Obligations – 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Leggett & Platt, Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 8, 2026	Leggett & Platt, Incorporated

	By:	/s/ Jennifer J. Davis
	Name:	Jennifer J. Davis
	Title:	Executive Vice President – General Counsel